UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.
Press Release dated June 19, 2014 entitled “Grupo Financiero Santander México announces that its parent company, Banco Santander, S.A. has signed an alliance with a group led by Warburg Pincus to create a leader in the custody business”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: June 19, 2014

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ITS PARENT COMPANY,
BANCO SANTANDER, S.A. HAS SIGNED AN ALLIANCE WITH A GROUP LED BY
WARBURG PINCUS TO CREATE A LEADER IN THE CUSTODY BUSINESS

▪	A group led by Warburg Pincus that includes Temasek will acquire a 50% stake in Santander’s custody business in Spain, Mexico and Brazil subject to legal and regulatory approvals.

▪	The agreement creates a leading player in both Spain and Latin America and accelerates the business’ service and growth potential.

▪	Customers will benefit from an enhanced operating platform.

▪	The transaction values the business at EUR 975 million and will generate a net capital gain for the Santander Group of EUR 410 million.

Mexico City, Mexico, June 19, 2014 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México”), one of the leading financial groups in Mexico, today announced that its parent company, Banco Santander, S.A. (“Santander”) has entered into a definitive agreement with FINESP Holdings II B.V, an affiliate of Warburg Pincus, a leading global private equity firm focused on growth investing, to create a leader in the custody business. Under the terms of the agreement, which is conditional upon legal and regulatory approvals, the group which will also include Temasek, a Singapore based investment company, will acquire a 50% stake in Santander’s current custody operations in Spain, Mexico and Brazil. The remaining 50% will be owned by Santander. The transaction is expected to close in the fourth quarter of 2014.

Santander is a leading custody provider in Spain, Brazil and Mexico, with EUR 738 billion in assets under custody. The transaction values Santander’s custody operations in these countries at EUR 975 million and will generate a net capital gain for the Santander Group of approximately EUR 410 million, which will be used to strengthen the balance sheet.

The company will focus on enhancing the products and services provided to its customers through greater investment in its technology platform and team.

Warburg Pincus is a leading global private equity firm focused on growth investing with more than $37 billion assets under management. The firm has a long standing successful track record in financial services investing, and has previously partnered with Banco Santander to jointly build best-in-class businesses.

Incorporated in 1974, Temasek is an investment company based in Singapore. Supported by 11 offices globally, Temasek owns a $215 billion portfolio as at 31 March 2013, with 71% of its underlying assets in Asia (including Singapore), and 25% in the mature economies of North America, Europe, Australia & New Zealand. Around 2% of the portfolio is held in Latin America.

Banco Santander’s Chief Executive Officer, Javier Marín said: “With this alliance, Santander will significantly increase its fund administration, depositary and custody business in markets where we are already leading providers. The transaction will enable us to increase and improve the products and services we offer our clients, with a higher value-added proposition adapted to their needs.”

Dan Zilberman, Warburg Pincus Managing Director and Head of its European Financial Services Group, said “We are pleased to partner with Banco Santander and the Santander Custody management team to enhance the company's focus on providing best-in-class products and services to its customers in Spain and Latin America.  The custody market benefits from long term structural growth and we look forward to supporting management in accelerating the company’s growth and service offering.”

About Grupo Financiero Santander México (NYSE: BSMX, BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2014, Santander Mexico had total assets of Ps.867.3 billion under Mexican GAAP and more than 10.7 million customers. Headquartered in Mexico City, the Company operates 1,038 branches and 241 offices nationwide and has a total of 14,384 employees.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.24 trillion in managed funds, 103 million customers, 13,927 branches – more than any other international bank – and 182,958 employees at the close of 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander registered EUR 4.37 billion in attributable profit in 2013, an increase of 90% from the previous year.

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than $37 billion in assets under management. The firm’s active portfolio of more than 120 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 13 private equity funds which have invested more than $48 billion in over 700 companies in more than 35 countries. Current and past financial sector investments include Aeolus Re, Arch Capital, Capital First, Datong International, FIS, HDFC, IDC, Kotak Mahindra Bank, Mellon Bank, National Penn, Bancshares, Primerica, Renaissance Re Holdings, Sterling Financial, Santander Consumer USA,  Santander Asset Management, The Mutual Fund Store and Webster Financial. The firm is headquartered in New York with offices in Amsterdam, Beijing, Frankfurt, Hong Kong, London, Luxembourg, Mauritius, Mumbai, San Francisco, Sao Paulo and Shanghai. For more information please visit www.warburgpincus.com.

Temasek is an investment company based in Singapore incorporated in 1974. Supported by 11 offices globally, Temasek owns a $215 billion portfolio as at 31 March 2013, with 71% of its underlying assets in Asia (including Singapore), and 25% in the mature economies of North America, Europe, Australia & New Zealand. Around 2% of the portfolio is held in Latin America. Temasek's investment themes centre on: transforming economies, growing middle income populations, deepening comparative advantages y emerging champions. Temasek's portfolio covers a broad spectrum of sectors: financial services; transportation, logistics and industrials; telecommunications, media & technology; life sciences, consumer & real estate; energy & resources. Temasek’s Total Shareholder Return since inception in

1974 has been 16% compounded annually. The company has had a corporate credit rating of AAA/Aaa since its inaugural credit rating in 2004, by rating agencies Standard & Poor's and Moody's respectively. For more information on Temasek, please visit www.temasek.com.sg.

Enquiries

Grupo Santander
Angela Roche
+34 91 289 2398
aroche@gruposantander.com

Warburg Pincus
Sarah Gestetner
+44 207 306 0377
sarah.gestetner@warburgpincus.com

Temasek
Stephen Forshaw
+65 6828 6518
stephenforshaw@temasek.com.sg

Investor Relation Contact
Gerardo Freire
+ (5255) 52691827
investor@santander.com.mx

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about Santander México’s intent, belief, targets or current expectations concerning our future business development and performance and the expected synergies from Santander’s new custody business alliance. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking  statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements, except as required by applicable law.

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE